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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  I-trax, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   45069D 10 4
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [   ] Rule 13d-1(b)
 [   ] Rule 13d-1(c)
 [ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45069D 10 4

      1.     Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only). Greta Shamy

      2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)

             (b)    X


      3.     SEC Use Only

      4.     Citizenship or Place of Organization:  United States

Number of            5.  Sole Voting Power:  308,000
Shares
Beneficially         6.  Shared Voting Power: 1,420,769
Owned by
Each Reporting       7.  Sole Dispositive Power:  308,000
Person With
                     8.  Shared Dispositive Power:  1,420,769



      9.     Aggregate Amount Beneficially Owned by Each Reporting
             Person:  1,898,769

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X (1)

      11.    Percent of Class Represented by Amount in Row (9) 4.3%

      12.    Type of Reporting Person (See Instructions)

                                       IN



(1) Excludes 40,000 shares owned individually by reporting person's spouse as to which the reporting person disclaims beneficial ownership.

Item 1.

    (a)   Name of Issuer: I-trax, Inc.

    (b) Address of Issuer's Principal Executive Offices: One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, PA 19103

Item 2.

    (a)   Name of Person Filing: Greta Shamy

    (b)   Address of Principal Business Office or, if none, Residence:
          7938 Wellwind Way, Boca Raton, FL 33496.

    (c)   Citizenship: United States

    (d)   Title of Class of Securities: Common Stock, par value $0.001 per share

    (e)   CUSIP Number: 45069D 10 4


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e) [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned:  1,898,769

    (b)   Percent of class:    4.3%.

    (c)   Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 308,000.

          (ii) Shared power to vote or to direct the vote: 1,420,769 (represents shares owned as tenants in common with spouse)

          (iii) Sole power to dispose or to direct the disposition of: 308,000

          (iv) Shared power to dispose or to direct the disposition of:
               1,420,769 (represents shares owned as (iv) tenants in common with spouse).

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Instruction: Dissolution of a group requires a response to this item.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.


Item 8. Identification and Classification of Members of the Group

Not Applicable.


Item 9. Notice of Dissolution of Group

Not Applicable.


Item 10. Certification

Not Applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 2002
                                    -----------------
                                            Date

                                    /s/ Greta Shamy
                                    ----------------
                                          Signature


                                    Greta Shamy
                                    -----------
                                    Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)